Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2019, relating to the consolidated financial statements of comScore, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers), and the effectiveness of comScore, Inc.’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of comScore, Inc.’s internal control over financial reporting because of material weaknesses) appearing in the Annual Report on Form 10-K of comScore, Inc. for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP
McLean, Virginia
May 28, 2019